SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 14)*

Endesa, S.A.

(Name of Issuer)

American Depositary Shares, each representing the right to receive one ordinary share, nominal value €1.20 each
Ordinary Shares, nominal value €1.20 each
(Title of Class of Securities)

00029274F1

(CUSIP Number)

Acciona, S.A.
Avenida de Europa, 18
Empresarial La Moraleja, Alcobendas
Madrid, Spain 28108
Attention: Jorge Vega-Penichet
+34 91 663 2850

Copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Adam O. Emmerich
(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the
Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 00029274F1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Acciona, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒*
(b) ☐
* Acciona, S.A. (“Acciona”), which holds 10,964,099 ordinary shares, nominal value €1.20 each, of Endesa, S.A. (each, a “Share”), and Finanzas Dos, S.A. (“Finanzas”), which holds 211,750,424 Shares and is a wholly owned subsidiary of Acciona, are members of a group and have jointly filed this statement on Schedule 13D. Acciona and Finanzas also may be deemed to be part of a group with ENEL Società per Azioni and Enel Energy Europe Società Responsabilità Limitata (together, “ENEL”)
as a result of the Cooperation Agreement described in Item 4 of this Schedule 13D. However, neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held by ENEL for purposes of Section 13(d) of the
U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Acciona and Finanzas expressly disclaim such beneficial ownership.

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
BK, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kingdom of Spain

	7	SOLE VOTING POWER
10,964,099

	8	SHARED VOTING POWER
211,750,424**
** Does not include 264,401,597 Shares that are or may be deemed to be beneficially owned by ENEL, as reported in the Statement on Schedule 13D filed by ENEL (as amended, the “ENEL Schedule 13D”), of which (a) 105,800,000 Shares are held by ENEL and (b) 158,601,597 Shares are underlying certain swap arrangements entered into by ENEL with UBS Limited and
Mediobanca - Banca di Credito Finanziario S.p.A. as to which ENEL disclaims beneficial ownership as described in the ENEL
Schedule 13D. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission
NUMBER OF		by Acciona or Finanzas that it is the beneficial owner of any Shares held by ENEL for purposes of Section 13(d) of the Exchange Act,
SHARES		and Acciona and Finanzas expressly disclaim such beneficial ownership.
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		10,964,099
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		211,750,424***

*** Does not include 264,401,597 Shares that are or may be deemed to be beneficially owned by ENEL, as reported by in the ENEL
Schedule 13D, of which (a) 105,800,000 Shares are held by ENEL and (b) 158,601,597 Shares are underlying certain swap arrangements entered into by ENEL with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. as to which ENEL disclaims beneficial ownership as described in the ENEL Schedule 13D. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held by ENEL for purposes of Section 13(d) of the Exchange Act, and Acciona and Finanzas expressly disclaim such beneficial ownership.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
222,714,523****

**** Does not include 264,401,597 Shares that are or may be deemed to be beneficially owned by ENEL, as reported in the ENEL Schedule 13D, of which (a) 105,800,000
Shares are held by ENEL and (b) 158,601,597 Shares are underlying certain swap arrangements entered into by ENEL with UBS Limited and Mediobanca - Banca di Credito
Finanziario S.p.A. as to which ENEL disclaims beneficial ownership as described in the ENEL Schedule 13D. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held by ENEL for purposes of Section 13(d)
of the Exchange Act, and Acciona and Finanzas expressly disclaim such beneficial ownership.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.0%*****
***** Based on 1,058,752,117 Shares outstanding as reported in the CNMV – Comisión Nacional del Mercado de Valores website. The percentage shown does not include 264,401,597 Shares that are or may be deemed to be beneficially owned by ENEL, as reported in the ENEL Schedule 13D, amounting in the aggregate to 24.98% of the Shares outstanding, of which (a) 105,800,000 Shares are held by ENEL and (b) 158,601,597 Shares are underlying certain swap arrangements entered into by ENEL with
UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. as to which ENEL disclaims beneficial ownership as described in the ENEL Schedule 13D. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acciona or Finanzas that it is the beneficial owner of any
Shares held by ENEL for purposes of Section 13(d) of the Exchange Act, and Acciona and Finanzas expressly disclaim such beneficial ownership.

14	TYPE OF REPORTING PERSON (See Instructions)
CO

SCHEDULE 13D

CUSIP NO. 00029274F1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Finanzas Dos, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒*
(b) ☐
* Acciona, which holds 10,964,099 Shares, and Finanzas, which holds 211,750,424 Shares and is a wholly owned subsidiary of Acciona, are members of a group.
Acciona and Finanzas may be deemed to be part of a group with ENEL as a result of the Cooperation Agreement described in Item 4 of this Schedule 13D. However, neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acciona or Financzas that it is the beneficial owner of any
Shares held by ENEL for purposes of Section 13(d) of the Exchange Act, and Acciona and Finanzas expressly disclaim such beneficial ownership.

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
BK, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kingdom of Spain

	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
211,750,424**
** Does not include 264,401,597 Shares that are or may be deemed to be beneficially owned by ENEL, as reported in the ENEL
Schedule 13D, of which (a) 105,800,000 Shares are held by ENEL and (b) 158,601,597 Shares are underlying certain swap arrangements entered into by ENEL with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. as to which ENEL disclaims beneficial ownership as described in the ENEL Schedule 13D. Neither the filing of this statement on Schedule 13D nor
NUMBER OF		any of its contents shall be deemed to constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held
SHARES		by ENEL for purposes of Section 13(d) of the Exchange Act, and Acciona and Finanzas expressly disclaim such beneficial ownership.
BENEFICIALLY		Also does not include 10,964,099 Shares held by Acciona.
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON
WITH	10	SHARED DISPOSITIVE POWER
211,750,424***
*** Does not include 264,401,597 Shares that are or may be deemed to be beneficially owned by ENEL, as reported in the ENEL
Schedule 13D, of which (a) 105,800,000 Shares are held by ENEL and (b) 158,601,597 Shares are underlying certain swap arrangements entered into by ENEL with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. as to which ENEL disclaims beneficial ownership as described in the ENEL Schedule 13D. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held by ENEL for purposes of Section 13(d) of the Exchange Act, and Acciona and Finanzas expressly disclaim such beneficial ownership. Also does not include 10,964,099 Shares held by Acciona.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
211,750,424****
**** Does not include 264,401,597 Shares that are or may be deemed to be beneficially owned by ENEL, as reported by ENEL in the ENEL Schedule 13D, of which
(a) 105,800,000 Shares are held by ENEL and (b) 158,601,597 Shares are underlying certain swap arrangements entered into by ENEL with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. as to which ENEL disclaims beneficial ownership as described in the ENEL Schedule 13D. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held by ENEL for purposes of Section 13(d) of the Exchange Act, and Acciona and Finanzas expressly disclaim such beneficial ownership. Also does not include 10,964,099 Shares held by Acciona.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.0%*****
***** Based on 1,058,752,117 Shares outstanding as reported in the CNMV – Comisión Nacional del Mercado de Valores website. The percentage shown does not include 264,401,597 Shares that are or may be deemed to be beneficially owned by ENEL, as reported by ENEL in the ENEL Schedule 13D, amounting in the aggregate to 24.98% of the Shares outstanding, of which (a) 105,800,000 Shares are held by ENEL and (b) 158,601,597 Shares are underlying certain swap arrangements entered into by ENEL with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. as to which ENEL disclaims beneficial ownership as described in the ENEL
Schedule 13D. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held by ENEL for purposes of Section 13(d) of the Exchange Act, and Acciona and Finanzas expressly disclaim such beneficial ownership.
Also does not include 10,964,099 Shares held by Acciona.

14	TYPE OF REPORTING PERSON (See Instructions)
CO

      This Amendment No. 14 (“Amendment No. 14”) amends and supplements the statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) filed by Acciona, S.A. (“Acciona”) and Finanzas Dos, S.A. (“Finanzas” and together with Acciona, the “Reporting Persons”), pursuant to a Joint Filing Agreement filed with the original Schedule 13D on October 5, 2006, with respect to the ordinary shares, nominal value €1.20 each (a “Share”), and the American Depositary Shares (the “ADSs”), each representing the right to receive one Share of Endesa, S.A. (“Endesa” or the “Issuer”). Capitalized terms used and not defined in this Amendment No. 14 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 14 does not modify any of the information previously reported in the Schedule 13D. This Amendment No. 14 is being filed for the purpose of publicly disclosing certain important developments in connection with the Reporting Person’s investment in Endesa, in particular as reflected in an agreement among the Reporting Persons, ENEL Società per Azioni and Enel Energy Europe Società Responsabilità Limitata (together, “ENEL”) regarding Endesa.

   Item 4. Purpose of Transaction.

        Item 4 is hereby amended to add the following supplemental information:

      On February 27, 2007, ENEL purchased 105,800,000 Shares in an off-market transaction with certain institutional investors. It also entered into share swap transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of an aggregate of 158,601,597 Shares. Together, these transactions covered a total of 24.98% of the outstanding Shares. Also, on March 6, 2007, E.ON announced that it waived the condition to its tender offer requiring the Endesa shareholders approve certain modifications to Endesa’s articles of association (Estatutos Sociales). In addition, there have been market rumors that E.ON may similarly drop the current condition to its tender offer that it would proceed only in the event that at least a majority of the Shares are successfully tendered to E.ON, and E.ON has amended its public filings in relation to its tender offer to expressly reserve such possibility.

      In light of these developments, and as previously reported, the Reporting Persons began discussions with ENEL to explore the options open to Acciona in connection with the E.ON offer and possible alternatives to the E.ON offer, including the possibility that the Reporting Persons and ENEL would develop a shared management project for Endesa under the leadership of Acciona, which would include, in compliance with current legislation, the launching by Acciona and ENEL of a tender offer for all of the Shares not already held by either of them.

      As a result of these discussions, on March 26, 2007, the Reporting Persons and ENEL entered into an agreement (the “Cooperation Agreement”) to implement a joint management project for Endesa under the leadership of Acciona pursuant to the terms and conditions set forth in the Cooperation Agreement.

        Purpose of the Cooperation Agreement

      The purpose of the Cooperation Agreement is to develop a joint management project for Endesa, subject to the condition that E.ON does not acquire more than 50% of the share capital of the Endesa, based on the following shared principles:

  retain Endesa’s management and effective decision-making power in Spain;

  guarantee, as a top priority, power supply and investment levels in the distribution and transportation network;

  increase investments in the Spanish power sector, thereby benefiting ancillary industries and improving employment levels, particularly in the domestic mining sector;

  maintain Endesa’s research and development capabilities backed with ENEL’s explicit support;

  trust in the experience, technological ability and efficiency of Endesa’s personnel, the parties not foreseeing any relevant changes in the current personnel; and

  maintain Endesa’s current dividend policy.

        Conditions Precedent

      The parties’ obligations under the Cooperation Agreement are generally subject to the condition that E.ON does not acquire through its tender offer more than 50% of the share capital of Endesa.

        The Tender Offer

      In connection with their joint management project for Endesa, the Reporting Persons and ENEL agreed in the Cooperation Agreement that, subject to the condition precedent described above, they would launch a tender offer to acquire all of the outstanding Shares not currently beneficially owned by them for a price to be determined by them at the time that the tender offer is launched, but in no case shall the price be lower than (a) €41in cash per Share, plus (b) the interest accrued on such amount from the date of the Cooperation Agreement until the date of the filing of the tender offer at an interest rate equal to the three-month Euro Interbank Offered Rate (EURIBOR), minus (c) any dividends paid on Shares from and after the date of the Cooperation Agreement. The Reporting Persons and ENEL agreed that they would formally commence their tender offer as soon as legally possible. Prior to the commencement of their joint tender offer and up to the time of the settlement of the joint tender offer, each of the Reporting Persons and ENEL shall be free to exercise in their sole discretion voting rights with respect to their Shares.

        The Cooperation Agreement provides that, once the tender offer is commenced, the completion of the tender offer will be subject to the satisfaction or waiver of the following conditions:

there shall be a sufficient number of tendered Shares so that, together with the Shares already held by the Reporting Persons and ENEL, the tendered Shares represent a majority of Endesa’s share capital;

the Reporting Persons and ENEL shall have obtained required governmental authorizations; and

Endesa shareholders shall have approved amendments to articles 32, 37, 38 and 42 of Endesa’s articles of association (Estatutos Sociales) (and such amendments shall have been registered with the Commercial Registry of Madrid) in order to:

eliminate the limitation on the maximum number of votes that shareholders may exercise;

eliminate the requirements related to the composition of Endesa’s Board of Directors and the type of directors; and

eliminate the qualifications required to be appointed a director or director with delegated authority (Consejero Delegado), other than the requirement of a lack of legal prohibitions.

      At the settlement of the tender offer, Acciona would acquire 3.974% of the share capital of Endesa, and ENEL would acquire any other Shares tendered.

        Formation of Holdings

      After the successful completion and settlement of the tender offer, the Reporting Persons and ENEL will over time contribute an equal number of Shares to a newly formed corporation (“Holdings”), up to a maximum amount so that Holdings holds 50.02% of Endesa’s share capital.

        Governance of Holdings and Endesa

      The Reporting Persons will hold approximately 50.01% of the share capital of Holdings, and ENEL will hold the remaining share capital of Holdings. The parties to the Cooperation Agreement agreed that, with respect to Shares not contributed to Holdings, they would vote such Shares in the same manner as Holdings votes its Shares.

      The Reporting Persons, on the one hand, and ENEL, on the other hand, shall have equal representation on the Boards of Directors of Holdings and Endesa. The chairmen of each such Board (both of whom shall be nominated by Acciona) will have a deciding vote in the case of a tie, except for certain matters that will require supermajority approval. The Chairman of Endesa shall have executive authority and, acting jointly (mancomunadamente) with the Managing Director nominated by ENEL, shall exercise authority of the Board by delegation.

      The Cooperation Agreement also provides that certain governance matters (the “Specified Matters”) must be agreed by both Acciona and ENEL at the corporate bodies of Endesa and Holdings. Any disagreement between Acciona and ENEL on the Specified Matters will be resolved through customary procedures to overcome deadlocks. Any irreconcilable discrepancies existing after the third anniversary of the Cooperation Agreement may be resolved by dividing the assets of Endesa or, alternatively, through the exercise of a put option granted by ENEL to Acciona that permits Acciona to sell to ENEL the Reporting Persons’ Shares and shares in Holdings.

        Creation of a World Leader in Renewable Energies

      The Reporting Persons and ENEL also agreed in the Cooperation Agreement that, in the event that they acquired effective control over Endesa, they would create a world leader in renewable energies through the combination of the renewable energy assets of Acciona (that is, principally, Acciona Energy) and Endesa under a new company. The combination would occur in such a manner that Acciona would hold at least a 51% stake in the share capital of the new company, and Endesa would hold the remaining stake. The new company would be managed by Acciona.

        Integration of Viesgo into Endesa

      In the Cooperation Agreement, the Reporting Persons and ENEL stated that they plan to integrate Viesgo into Endesa if they acquire effective control over Endesa. The integration of Viesgo into Endesa would be subject to the receipt of relevant administrative approvals and would also be subject to review in the event that relevant authorities imposed an undertaking on the parties to dispose of Endesa’s assets.

        Term of the Cooperation Agreement

        The term of the Cooperation Agreement is ten years, with five-year automatic extensions.

        Other Matters Relating to the Cooperation Agreement

      The foregoing description of the Cooperation Agreement is qualified in its entirety by the actual terms of the Cooperation Agreement, an English translation of which will be filed as Exhibit 10.16 to the Schedule 13D once such English translation is complete, and such terms are incorporated herein by reference.

      Acciona and ENEL issued a joint press release announcing the execution of the Cooperation Agreement. The press release is attached as Exhibit 99.35 hereto and incorporated herein by reference. Acciona also has filed with the CNMV two Hecho Relevantes, or current reports, reporting the Cooperation Agreement and attaching that agreement. The current reports filed with the CNMV, in their original Spanish and English form, are attached as Exhibits 99.36 and 99.37 hereto and are incorporated herein by reference. All Hechos Relevantes filed by Acciona and other reporting persons with the CNMV are available on the internet at www.cnmv.es/english/index_e.htm under the “Significant events and other communications” tab.

      The Reporting Persons and ENEL are acting together with respect to Endesa to the extent, but only to the extent, set forth in Cooperation Agreement described above. Other than as set forth in that agreement, neither the Reporting Persons nor ENEL have any agreement or understanding with each other as to Endesa, nor any obligation to act in concert or otherwise on the same basis, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares held by ENEL for purposes of Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim such beneficial ownership. This Schedule 13D constitutes a separate filing by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Exchange Act, and the Reporting Persons disclaim any responsibility for the accuracy of the information relating to ENEL or its Shares.

     Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby amended to add the following supplemental information:

      Item 4 of this Amendment No. 14 is incorporated herein by reference. As previously disclosed, the Reporting Persons have acquired an aggregate of 222,714,523 Shares, which constitute approximately 21.0% of the outstanding Shares. By virtue of the Cooperation Agreement, the Reporting Persons may be deemed to have become members of a group with ENEL with respect to the Shares and/or ADSs that are or may be deemed to be currently beneficially owned by ENEL and thus may be deemed to beneficially owned any Shares and/or ADSs that are or may be currently beneficially owned by ENEL.

      In Amendment No. 3 to the ENEL Schedule 13D, ENEL reported that it may be deemed to beneficially own 264,401,597 Shares (representing 24.98% of the outstanding Shares), of which (a) 105,800,000 Shares are held by ENEL and (b) 158,601,597 Shares are underlying certain swap arrangements entered into by ENEL with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. as to which ENEL disclaims beneficial ownership, as described in the ENEL Schedule 13D. This Schedule 13D constitutes a separate filing by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Exchange Act, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares held by ENEL for purposes of Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim such beneficial ownership.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Item 6 is hereby amended to add the following supplemental information:

        Items 4 and 5 of this Amendment No. 14 are incorporated herein by reference.

     Item 7. Material to be Filed as Exhibits.

        Item 7 is hereby amended and supplemented by adding the following thereto:

10.16	English Translation of Agreement by and between Acciona, S.A., Finanzas Dos, S.A., ENEL Società per Azioni and Enel Energy Europe Società Responsabilità Limitata, dated March 26, 2007, regarding the development of a joint ownership project for Endesa, S.A. (“Cooperation Agreement”)*

99.35	Press Release, dated March 26, 2007, issued by Acciona, S.A. and ENEL Società per Azioni regarding Cooperation Agreement

99.36	Hecho Relevante (No. _______) filed on March 26, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notice related to the Cooperation Agreement attached as Exhibit 10.16 hereto)

99.37	Hecho Relevante (No. _______) filed on March 26, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notice related to the Cooperation Agreement attached as Exhibit 10.16 hereto)

_________________________________________

* To be filed by amendment as soon as the English translation of the original Spanish version is completed.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2007

ACCIONA, S.A.

By: /s/ Jorge Vega-Penichet
Name: Jorge Vega-Penichet
Title: Company Secretary

FINANZAS DOS, S.A.

By: /s/ Vicente Santamaria de Paredes Castillo
Name: Vicente Santamaria
de Paredes Castillo
Title: Company Secretary

INDEX OF EXHIBITS

10.1	English Translation of Bridge Credit Contract, dated September 26, 2006, between, Finanzas Dos, S.A. as guaranteed party, Acciona, S.A as guarantor, Banco Santander Central Hispano, S.A. as financing entity (1)

10.2	English Translation of Bridge Credit Commitment, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A (1)

10.3	English Translation of Commitment Letter, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A. and Finanzas Dos, S.A and related Term Sheets (1)

10.4	International Swaps and Derivatives Association, Inc. Master Agreement, dated as of September 25, 2006, between Banco Santander Central Hispano, S.A. and Finanzas Dos, S.A. (with Confirmations dated September 25, 2006, September 27, 2006, October 3, 2006, October 4, 2006, October 5, 2006, October 6, 2006, October 9, 2006, October 10, 2006 and October 11, 2006) (1)

10.5	Confirmations with respect to the Total Return Swaps entered into on October 12, 13, 16, 17 and 19, 2006 (2)

10.6	English Translation of Amendment and Extension of Bridge Loan Agreement, dated November 15, 2006, by and among Banco Santander Central Hispano, S.A. Acciona, S.A. and Finanzas Dos, S.A. (5)

10.7	English Translation of Stock Purchase Order from Acciona, S.A. to Banco Santander Central Hispano, S.A., dated September 25, 2006 (6)

10.8	English Translation of letter from Acciona, S.A. to Banco Santander Central Hispano, S.A., dated September 25, 2006. (6)

10.9	English Translation of Syndicated Financing Agreement between Finanzas Dos, S.A. and the Lenders, dated December 21, 2006 (8)

10.10	English Translation of Syndicated Financing Agreement between Acciona, S.A. and the Lenders, dated December 21, 2006 (8)

10.11	English Translation of Shareholder Subordinated Loan Agreement between Acciona, S.A., Finanzas Dos, S.A. and the Lenders, dated December 21, 2006 (8)

10.12	English Translation of Coordination and Guarantees Agreement between Acciona, S.A., Finanzas Dos, S.A. and the Lenders, dated December 21, 2006 (8)

10.13	English Translation of Shareholder Support Agreement between Acciona, S.A., Finanzas Dos, S.A. and the Lenders, dated December 21, 2006 (8)

10.14	English Translation of CMOFs Agreement between Acciona, S.A. and the Lenders, dated December 21, 2006 (10)

10.15	English Translation of CMOFs between Finanzas Dos, S.A. and the Lenders, dated December 21, 2006 (10)

10.16	English Translation of Agreement by and between Acciona, S.A., Finanzas Dos, S.A., ENEL Società per Azioni and Enel Energy Europe Società Responsabilità Limitata, dated March 26, 2007,

regarding the parties’ ownership in development of a joint ownership project for Endesa, S.A. (“Cooperation Agreement”)*

99.1	Complaint filed on October 12, 2006 by E.ON AG and E.ON Zwölfte Verwaltungs GmbH against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720) (1)

99.2	Hecho Relevante (No. 71725) filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Response to query from the CNMV as to Acciona’s intent as an Endesa shareholder.) (English Translation) (2)

99.3	Resolutions of the Comisión Nacional de la Energia (CNE) regarding Acciona, S.A.’s and Finanzas Dos, S.A.’s ownership in Endesa securities, dated November 3, 2006 (3)

99.4	Amended Complaint filed on November 3, 2006, by E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720) (3)

99.5	Hecho Relevante (No. 72281) filed on November 10, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of acquisition of an additional 9.63% of the Shares.) (4)

99.6	Press release issued by Acciona, S.A., dated November 10, 2006 (4)

99.7	Hecho Relevante (No. 72898) filed on November 21, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of acquisition of an additional 0.37% of the Shares) (5)

99.8	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge, United States District Court, Southern District of New York, in E.ON AG and E.ON Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720), dated November 20, 2006 (5)

99.9	Hecho Relevante (No. 71032) filed on September 25, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of the acquisition of a 10% interest in Endesa.) (English Translation) (6)

99.10	Anuncios a la CNMV (No. 71035) released on September 26, 2006 by the Spanish Comisión Nacional del Mercado de Valores. (Copy of Announcement by the CNMV in relation to Acciona and Endesa.) (English Translation) (6)

99.11	Hecho Relevante (No. 71036) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Press release relating to the acquisition of a 10% interest in Endesa.) (English Translation) (6)

99.12	Hecho Relevante (No. 71037) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Powerpoint presentation relating to the acquisition of a 10% interest in Endesa.) (English original) (6)

99.13	Hecho Relevante (No. 71040) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Copies of the materials included in Hechos Relevantes Nos. 71032, 71036 and 71037, and additional press release in response to certain media reports.) (The Powerpoint presentation filed as Hecho Relevante No. 71036, which was originally prepared in English, is not refiled as part of this Exhibit, but is filed as Exhibit 99.12.) (English Translation) (6)

99.14	Hecho Relevante (No. 71074) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Additional information relating to Acciona’s investment in Endesa.) (English Translation) (6)

99.15	Anuncios a la CNMV (No. 71075) released on September 26, 2006 by the Spanish Comisión Nacional del Mercado de Valores. (Copy of Announcement by the CNMV in relation to Acciona.) (English Translation) (6)

99.16	Hecho Relevante (No. 71151) filed on September 27, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification in relation to Total Returns Swaps having reach 5.01%.) (English Translation) (6)

99.17	Hecho Relevante (No. 71504) filed on October 16, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of the commencement of a lawsuit by E.ON in the United States District Court for the Southern District of New York.) (English Translation) (6)

99.18	Hecho Relevante (No. 71699) filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification in relation to Total Returns Swaps having reached 9.63%.) (English Translation) (6)

99.19	Hecho Relevante (No. 71703) filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Including copies of (a) (in the original Spanish) of the Bridge Credit Contract filed as Exhibit 10.1, the Bridge Credit Commitment filed as Exhibit 10.2, the Commitment Letter and related Term Sheets filed as Exhibit 10.3; (b) (in the original English) the International Swaps and Derivatives Association, Inc. Master Agreement with Confirmations dated September 25 and 27, 2006 and October 3, 4, 5, 6, 9, 10 and 11, 2006 filed as Exhibit 10.4; (c) (in the original English and Spanish translation) Amendment No. 1 to the Schedule 13D; and (d) (in Spanish translation) the Complaint filed as Exhibit 99.1. (English Translation, without exhibits filed otherwise with this Schedule 13D) (6)

99.20	Hecho Relevante (No. 72034) filed on November 6, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of CNE approval, including official notice of the CNE filed previously as Exhibit 99.3.) (English Translation) (6)

99.21	Supplemental and Amended Complaint filed on November 17, 2006, by E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720) (6)

99.22	Hecho Relevante (No. 74537) filed on December 22, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the Long- Term Financing and the Acciona Financing.) (7)

99.23	Hecho Relevante (Nos. 75419, 75427, 75428, 75434, 75436, 75438 and 75439) filed on January 10, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to purchase of additional Shares and attaching the original Spanish language versions of the financing agreements, English translations of which have been filed as Exhibits 10.9 through 10.13 hereto and the CMOFs) (8)

99.24	Letter from the Spanish Comisión Nacional del Mercado de Valores to Acciona, dated January 8, 2006, attaching a copy of the E.ON CNMV Complaint. (English Translation) (8)

99.25	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge, United States District Court, Southern District of New York, in E.ON AG and E.ON Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720), dated January 9, 2007 (8)

99.26	Response to the request for information made by the CNMV in connection with the E.ON CNMV Complaint submitted by Acciona, S.A. on January 12, 2007 to the CNMV (9)

99.27	Report for Public Disclosure (No. 22272) filed on January 12, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the E.ON CNMV Complaint and attaching the original Spanish language version of Acciona’s Response to the request for information made by the CNMV in connection with the E.ON CNMV Complaint, an English translation of which has been filed as Exhibit 99.26 hereto) (9)

99.28	English Translation of Official Request submitted to the CNMV by Acciona, S.A., on January 16, 2007, relating to E.ON. (10)

99.29	English Translation of Supplement to Official Request submitted to the CNMV by Acciona, S.A., on January 19, 2007, relating to E.ON (10)

99.30	Acciona Presentation, “Endesa independent: an alternative with greater value,” dated January 25, 2007 (11)

99.31	Report for Public Disclosure (Nos. 22570 and 22577) filed on January 25, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the Acciona presentation, “Endesa independent: an alternative with greater value,” which presentation is attached hereto as Exhibit 99.30) (11)

99.32	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge, United States District Court, Southern District of New York, in E.ON AG and E.ON Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720), dated February 5, 2007 (12)

99.33	Report for Public Disclosure (No. 22651) filed on February 6, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the February 5, 2007 Opinion and Order rendered by the Honorable Denise Cote, United States District Judge, United States District Court, Southern District of New York, which Opinion and Order is attached as Exhibit 99.32 hereto) (12)

99.34	Hecho Relevante (No. 78380) filed on March 23, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to Acciona’s discussions with ENEL Società per Azioni) (English translation) (13)

99.35	Press Release, dated March 26, 2007, issued by Acciona, S.A. and ENEL Società per Azioni regarding Cooperation Agreement

99.36	Hecho Relevante (No. _______) filed on March 26, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notice related to the Cooperation Agreement attached as Exhibit 10.16 hereto)

99.37	Hecho Relevante (No. _______) filed on March 26, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notice related to the Cooperation Agreement attached as Exhibit 10.16 hereto)

____________________________________

*	To be filed by amendment as soon as the English translation of the original Spanish version is completed.
	(1)	Filed with Amendment No. 1 to the Schedule 13D
	(2)	Filed with Amendment No. 2 to the Schedule 13D
	(3)	Filed with Amendment No. 3 to the Schedule 13D
	(4)	Filed with Amendment No. 4 to the Schedule 13D
	(5)	Filed with Amendment No. 5 to the Schedule 13D
	(6)	Filed with Amendment No. 6 to the Schedule 13D
	(7)	Filed with Amendment No. 7 to the Schedule 13D
	(8)	Filed with Amendment No. 8 to the Schedule 13D
	(9)	Filed with Amendment No. 9 to the Schedule 13D
	(10)	Filed with Amendment No. 10 to the Schedule 13D
	(11)	Filed with Amendment No. 11 to the Schedule 13D
	(12)	Filed with Amendment No. 12 to the Schedule 13D
	(13)	Filed with Amendment No. 13 to the Schedule 13D